As confidentially submitted to the Securities and Exchange Commission on October 5, 2026.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under The Securities Act of 1933

NUBURU, INC.

(Exact name of Registrant as specified in its charter)

Delaware	85-1288435
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

44 Cook Street, Suite 100

Denver, CO 80206

Telephone: (303) 780-7389

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Alessandro Zamboni

Executive Chairman and Co-Chief Executive Officer

44 Cook Street, Suite 100

Denver, CO 80206

Telephone: (303) 780-7389

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Amy Bowler, Esq.

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, CO 80202-3921

Tel: (303) 295-8000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER [ ], 2026

Preliminary Prospectus

NUBURU, INC.

Up to 20,000,000 Shares of Common Stock

This prospectus of Nuburu, Inc., a Delaware corporation (the “Company” or “Nuburu”), relates to the resale by the selling stockholders named herein (the “Selling Stockholders”) of up to 20,000,000 shares of our common stock, par value $0.0001 per share (“Common Stock”).

The shares of Common Stock to which this prospectus relates have been or may be issued by us to the Selling Stockholders upon their conversion of Series B preferred stock, par value $0.0001 per share (the “Series B Preferred Stock”) issued by us to the Selling Stockholders on July 17, 2026. See “The Public Offering” for a description of the Series B Preferred Stock.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of our Common Stock by the Selling Stockholders. However, we may receive proceeds from the conversion of the Series B Preferred Stock under certain circumstances. See “The Public Offering” for a description of the transaction completed with the Selling Stockholders on July 17, 2026, and “Selling Stockholders” for additional information regarding the Selling Stockholders.

The Selling Stockholders may sell or otherwise dispose of the Common Stock described in this prospectus in a number of different ways and at varying prices. See “Plan of Distribution” for more information about how the Selling Stockholders may sell or otherwise dispose of the Common Stock pursuant to this prospectus. Each Selling Stockholder may be considered an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

We will pay the expenses incurred in registering under the Securities Act the offer and sale of the shares of Common Stock to which this prospectus relates by the Selling Stockholders, including legal and accounting fees. See section titled “Plan of Distribution” beginning on page 16 of this prospectus.

Our Common Stock is traded on the NYSE American under the symbol “BURU.” On September 29, 2026, the last quoted sale price for our Common Stock as reported on the NYSE American was $0.94 per share. We have not listed, nor do we intend to list, our preferred stock on any securities exchange or nationally recognized trading system.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 10 of this prospectus.

You should rely only on the information contained in this prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October [ ], 2026

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement we filed with the SEC includes exhibits that provide more detail of the matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC before making your investment decision. You should rely only on the information provided in this prospectus. In addition, this prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information.

This prospectus includes important information about us, the securities being offered and other information you should know before investing in our securities. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus, even though this prospectus is delivered or securities are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus when making your investment decision. All of the summaries in this prospectus are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under the heading “Where You Can Find More Information.”

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is an offer to sell only the securities offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any state or jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the additional information to which we refer you in the section of this prospectus titled “Where You Can Find More Information.”

Beneficial ownership throughout this prospectus with respect to our stockholders is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days of such disclosure.

Unless specified otherwise, amounts in this prospectus are presented in United States dollars.

Market and Industry Data

We obtained the industry and market data used throughout this prospectus from our own internal estimates and research, as well as from independent market research, industry and general publications and surveys, governmental agencies, publicly available information and research, surveys and studies conducted by third parties. Internal estimates are derived from publicly available information released by industry analysts and third-party sources, our internal research and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable.

In some cases, we do not expressly refer to the sources from which this data is derived. In addition, while we believe the industry and market data included in this prospectus is reliable and based on reasonable assumptions, such data involve material risks and other uncertainties and are subject to change based on various factors, including those discussed in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties or by us.

Trademarks

We use our registered trademark and trade name, such as NUBURU®, in this prospectus. This prospectus may also include trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® and TM symbols, but those references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks, trade names and service marks. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of, any other entity.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that are in some cases beyond our control and may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

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our ability to obtain required financing;
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our ability to maintain the listing of our Common Stock on a securities exchange;
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our ability to successfully obtain required approvals for, close, implement and integrate key acquisitions;
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our success in retaining or recruiting, or changes required in, our officers, key employees, or directors;
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our public securities’ potential liquidity and trading;
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our ability to implement our announced business plan, including diversifying our assets and expanding with international operations;
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our ability to repay our debt obligations;
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the fact that we have not achieved full commercialization and our ability to achieve full commercialization in the future;
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the outcome of any legal proceedings that may be instituted against us related to our business;
•
existing regulations and regulatory developments in the United States and other jurisdictions, including related to tariff policies and trade restrictions;
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the need to hire additional personnel and our ability to attract and retain such personnel;
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our plans and ability to obtain, maintain, enforce, or protect intellectual property rights;
•
our business, operations and financial performance, including:
•
expectations with respect to financial and business performance, including financial projections and business metrics and any underlying assumptions thereunder;
•
expectations regarding future acquisitions, joint ventures, partnerships, or other relationships with third parties;
•
future business plans and growth opportunities;
•
expectations regarding product development and pipeline;
•
expectations regarding research and development efforts;
•
expectations regarding market size;
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expectations regarding the competitive landscape; and
•
future capital requirements and sources and uses of cash, including the ability to obtain additional capital in the future.

Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. The forward-looking statements contained in this prospectus are based on our current expectations and beliefs concerning future developments and their potential effects on our business. There can be no assurance that future developments affecting our business will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors under the heading "Risk Factors" in this prospectus, as well as the following important factors:

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our ability to obtain financing;
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our ability to maintain compliance with NYSE American’s continued listing standards;
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our ability to protect our intellectual property;

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whether the market embraces our products and investments;
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whether we achieve full commercialization in a timely manner;
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the outcome of any legal proceedings that may be instituted against us;
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our ability to achieve effective internal control over financial reporting, including our ability to remediate identified material weaknesses in internal control over financial reporting successfully and expediently;
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our ability to retain or recruit key employees;
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costs related to being a public company;
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changes in applicable laws or regulations;
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the possibility that we may be adversely affected by economic, business, or competitive factors;
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volatility in the markets caused by geopolitical and economic factors; and
•
other risks and uncertainties set forth under the heading “Risk Factors” and elsewhere in this prospectus.

Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

The Company

Corporate History and Background

We were originally incorporated in Delaware on July 21, 2020 under the name “Tailwind Acquisition Corp.” as a special purpose acquisition company, formed for the purpose of effecting an initial business combination with one or more target businesses. On September 9, 2020, we consummated our initial public offering. On January 31, 2023, we consummated a business combination with Nuburu Subsidiary, Inc. f/k/a Nuburu, Inc., a privately held operating company which merged into our subsidiary Compass Merger Sub, Inc. (the “Business Combination”) and changed our name to “Nuburu, Inc.,” and we became the owner, directly or indirectly, of all of the equity interests of Nuburu Subsidiary, Inc. and its subsidiaries.

The mailing address of our principal executive office is 44 Cook Street, Suite 100, Denver, CO 80206, and the telephone number of our principal executive office is (303) 780-7389. Our investor relations website is located at https://ir.nuburu.net. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

On February 27, 2026, we effected a 1-for-4.99 reverse stock split of our Common Stock (the “February 2026 Reverse Split”). On September 1, 2026, we effected a 1-for-40 reverse stock split of our Common Stock (the “September 2026 Reverse Split”, and together with the February 2026 Reverse Split, the “2026 Reverse Splits”). The 2026 Reverse Splits have been reflected retroactively to all Common Stock and per share amounts. Proportional adjustments were made to the number of shares of Common Stock issuable upon exercise, vesting, or conversion of our outstanding stock options, restricted stock units, warrants, convertible notes, preferred stock, and other instruments convertible into or exercisable for Common Stock, as well as the applicable exercise prices, conversion prices, and per share grant date fair values.

Our Transformation Plan

In January 2025, we adopted a new business plan focused on building a stable foundation for the future business, including addressing outstanding payables, entering into joint development agreements, and investing and acquiring controlling interests in strategic targets (the “Transformation Plan”). In connection with the Transformation Plan, we agreed to certain governance changes, including the appointment of Alessandro Zamboni as our Executive Chairman and changes to our Board of Directors.

Our Dual-Use Defense and Security Platform

Pursuant to our Transformation Plan, we have become a defense, security, and critical-infrastructure technology company focused on the development, integration, and deployment of dual-use, non-kinetic, and software-orchestrated solutions addressing modern security and resilience challenges across military, governmental, and civilian domains. We operate a modular, platform-based business model that integrates directed-energy technologies, electronic-warfare capabilities, and a software-centric command, control, and orchestration layer through a combination of wholly owned subsidiaries, strategic investments and partnerships, and industrial cooperation arrangements.

During 2025, we undertook a comprehensive strategic transformation designed to reposition us from a legacy industrial laser manufacturer into a dual-use defense and security platform (“Defense and Security Platform”). As part of this transformation, we realigned our operating model toward licensing, joint development, system integration, and asset-light manufacturing, while retaining and expanding core non-patent intellectual property, engineering know-how, software capabilities, and system-architecture expertise.

Our Defense and Security Platform operates as a vertically integrated stack of capabilities, with each layer building upon foundational elements to deliver comprehensive mission capability. Our platform is designed to provide separate layers of distinct functional capabilities while integrating with adjacent layers through a unified software-defined control infrastructure, which enables both independent operation of specific capabilities and coordinated multi-layer mission execution. These layers consist of software governance, including AI-driven orchestration software, risk management platforms, unified command and full auditability; directed energy and electronic warfare (EW) effects, including laser systems, electro-magnetic capabilities and sensor integration; physical integration, including vehicle systems, tactical deployment and field operations; mobile manufacturing, including deployable production and rapid capability deployment; and commercial acceleration, including market access, regulatory expertise and defense partnerships.

In connection with this transformation, in early 2026, we completed the acquisition of Lyocon S.r.l., an Italian photonics and laser-engineering company specializing in the design, development, and production of advanced laser sources, optics, electronics, and customized laser systems for industrial, medical, and high-reliability applications. This acquisition has expanded our in-house engineering, assembly, testing, and demonstration capabilities for laser-based and directed-energy systems applicable to both defense and civilian security use cases. These use cases include the protection of critical infrastructure, ports, borders, transportation hubs, and other sensitive assets, as well as applications in agri-tech and food-system resilience, where laser-based technologies may be applied to mitigate operational, environmental, and supply-chain risks. We also entered into industrial and network cooperation arrangements with defense and technology partners, including Tekne S.p.A. (“Tekne”), a defense-tech company that specializes in the design, production, and outfitting of a diverse range of vehicles, including industrial and military applications, as well as electronic devices for defense and security, advanced telecommunications, and tracking systems. In May 2026, we entered into an Investment Agreement with Tekne and its shareholders, pursuant to which we agreed to contribute additional financial resources to Tekne and purchase shares of Tekne from its current shareholders in exchange for obtaining a 70% equity interest in Tekne, subject to the receipt of certain approvals from the Italian government. On August 5, 2026, we received Golden Power regulatory approval from the Italian government and we expect to close the Tekne transaction in October 2026 or on such later date as may be mutually agreed upon in writing by the parties to the Investment Agreement. These arrangements are intended to support scalable production, system integration, and access to established defense and dual-use supply chains.

A central pillar of our platform is our software and data-orchestration capability, which is being developed and expanded through Orbit S.r.l. (“Orbit”), an Italian software company specializing in digitalizing operational resilience solutions for mission-critical corporations. Pursuant to a Sale, Purchase and Investment Agreement, dated October 31, 2025 (the “Orbit Agreement”), among the Company, Nuburu Defense, LLC, Alessandro Zamboni and Vanguard Holdings S.r.l., we acquired a 10.7% ownership interest in Orbit in October 2025 and an additional 11.3% ownership interest in January 2026. As a result of owning an approximate 22% ownership interest in Orbit in January 2026, we obtained control of Orbit’s board of directors and now hold a controlling position in Orbit. Orbit provides a software platform focused on operational resilience, data integration, and decision support, enabling the coordination, monitoring, and governance of complex systems and assets. Within our platform architecture, Orbit’s software capabilities are intended to function as a unifying software-defined control layer supporting sensor fusion, situational awareness, workflow orchestration, and auditability across both kinetic and non-kinetic components, as well as across defense, civilian, and critical-infrastructure environments.

Our Defense and Security Platform is designed to be applicable not only in military and governmental contexts, but also in civilian critical sectors where regulatory frameworks increasingly emphasize operational resilience, continuity of essential services, and systemic risk management. These sectors include financial services, energy, transportation, agriculture and food systems, and other critical-infrastructure operators. In this context, certain agri-tech applications-such as precision laser-based systems aimed at reducing dependency on chemical inputs, improving crop reliability, and mitigating environmental and operational risks-are viewed by us as part of a broader security and resilience framework related to food security and supply-chain stability.

This regulatory and risk-management focus underpins Orbit’s current portfolio of customers, which consists primarily of financial institutions and selected critical-infrastructure service providers, and informs our broader strategy of addressing converging defense, security, environmental, and civilian resilience requirements through a common, software-orchestrated platform approach.

In addition, we recognize that certain portions of our business-particularly those involving hardware-intensive solutions such as directed-energy systems, special-purpose platforms, and integrated defense or security assets-require capital-intensive supply chains and careful management of inventory, procurement cycles, and working capital in order to scale effectively. As part of our long-term platform strategy, we have made a strategic investment in a single financial-technology platform, Supply@ME Capital Plc (“SYME”), which is focused on working-capital solutions with particular emphasis on inventory-related financing and optimization.

This SYME investment is intended to support the scaling of our operating businesses by enhancing supply-chain resilience, liquidity management, and capital efficiency, particularly in contexts where inventory ownership, production lead times, and delivery cycles are material to execution. Our investment in SYME is positioned as a supporting, integrated capability enabler within our platform and does not represent a broader financial-services business or investment strategy to us.

In furtherance of our Defense and Security Platform, in January 2026, we partnered with Maddox Defense Incorporated (“Maddox”) on a contractual joint venture for the development of a modular, containerized, mobile additive manufacturing platform capable of producing drone components, pods, mission-critical structural parts and related components for defense and security applications. In June 2026, we entered into a binding agreement with SunCubes S.r.l. (“SunCubes”), its founders and certain of its investors, to create an industrial, commercial and technological cooperation framework for the development and industrialization of a vehicle-integrated directed-energy “Laser Arm” system and to acquire a minority stake in SunCubes.

We continue to evaluate and pursue strategic investments, acquisitions, joint ventures, and cooperation initiatives that complement our platform strategy, expand our technological and software capabilities, and support long-term participation in defense and dual-use security, resilience, and food-system stability programs in the United States, Europe, and other allied markets.

Liquidity Constraints

We have not yet achieved full commercialization and expect continued losses until we can do so. We must rely on capital from investors to support operations. From inception, we have continued to incur operating losses and negative cash flows from operating activities. For the three months ended June 30, 2026 and 2025 and six months ended June 30, 2026 and 2025, we have incurred net losses of $5,714,861 and $12,224,975, respectively, and $6,174,759 and $28,836,400, respectively, and we have an accumulated deficit of $206,654,590 as of June 30, 2026. We generated total revenue of $524,927, nil, $932,571 and nil during the three months ended June 30, 2026 and 2025 and six months ended June 30, 2026 and 2025, respectively.

Management has implemented and continues to execute the Transformation Plan and has taken actions during 2025 and 2026 to strengthen our financial position and liquidity profile. These actions include balance sheet improvements, enhanced access to the capital markets, and the establishment of a platform-based operating model through strategic investments and acquisitions.

We expect to incur significant expenses and operating losses for the foreseeable future, as we devote substantial resources to implement our Transformation Plan and operate as a public company. Until we can generate sufficient revenue, we plan to finance our business with the proceeds from the issuance and sale of debt or equity securities, including sales pursuant to a standby equity purchase agreement, and borrowings under credit facilities. There is no assurance that management's plans to obtain additional debt or equity financing or credit facilities will be successfully implemented or implemented on terms favorable to us. Even if we generate revenue, there is no guarantee that we will ever become profitable. While we are pursuing a Transformation Plan intended to address aspects of our financial condition and operations, there can be no assurance that these efforts will be successful or that they will alleviate the substantial doubt regarding our ability to continue as a going concern. If we are unable to obtain additional financing, or otherwise implement our Transformation Plan, we will not be able to sustain operations and will need to consider alternatives, which could include a sale, liquidation, or dissolution of the business.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our ordinary shares held by non-affiliates exceeds $250 million as of the prior June 30 or (ii) our annual revenue exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the prior June 30.

THE OFFERING

Issuer	Nuburu, Inc.

Common Stock offered by the Selling Stockholders	Up to 20,000,000 shares of Common Stock

Common Stock outstanding (as of September 29, 2026)(1)	10,514,898 shares

Selling Stockholders	All of the shares of our Common Stock are being offered by the Selling Stockholders. See “Selling Stockholders” beginning on page 14 for additional information on the Selling Stockholders.

Terms of the Offering	The Selling Stockholders will determine when and how they sell the shares of Common Stock offered pursuant to this prospectus.

Use of Proceeds

We will not receive any proceeds from the resale of shares of Common Stock included in this prospectus by the Selling Stockholders. However, under certain circumstances, we may receive up to $35.9 million in aggregate gross proceeds from the conversion of the Series B Preferred Stock by the Selling Stockholders.

We expect to use the net proceeds that we receive from the conversion of the Series B Preferred Stock, if any, primarily for working capital and general corporate purposes and for purposes of the transactions that are part of our Transformation Plan. We have not yet determined the amount of net proceeds, if any, to be used specifically for any of the foregoing purposes. See the section titled “Use of Proceeds.”.

Risk Factors

An investment in our Company involves a high degree of risk. You should carefully read the “Risk Factors” section beginning on page 9 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our Common Stock.

NYSE American Symbol	"BURU" for our Common Stock.

(1)
Unless otherwise noted, the number of our shares of Common Stock outstanding as of September 29, 2026 excludes:
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1,250 shares issuable upon the exercise or vesting of compensatory equity awards;
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253 shares issuable upon conversion of shares of our Series A preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”);
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76,476,490 shares issuable upon conversion of shares of our Series B Preferred Stock;
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4,651,022 shares issuable upon exercise of outstanding warrants;
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530,832 shares issuable upon conversion of outstanding convertible notes;
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30,496 shares issuable in connection with the Financial Support and Acknowledgement Agreement between the Company, Alessandro Zamboni and S.F.E. Equity Investments SARL;
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8,036 shares issuable to Phoenix MGMT Consulting LLC in connection with required quarterly issuances of Common Stock valued at $25,000 per quarter pursuant to a consulting agreement;
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250,501 shares issuable in connection with the settlement of our obligations under the Orbit Agreement; and
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456 shares issuable in connection with the settlement of our obligations to Liqueous LP.

RISK FACTORS

Before purchasing any of the securities, you should carefully consider the risk factors incorporated by reference in this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026 (as amended, the “Annual Report”), and any subsequent updates described in our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as the risks, uncertainties and additional information set forth in our SEC reports on Forms 10-K, 10-Q and 8-K and in the other documents incorporated by reference in this prospectus. For a description of these reports and documents, and information about where you can find them, see “Where You Can Find More Information” and “Incorporation of Certain Information By Reference.” Additional risks not presently known or that we presently consider to be immaterial could subsequently materially and adversely affect our financial condition, results of operations, business and prospects.

THE PUBLIC OFFERING

On July 17, 2026, we consummated a best efforts public offering (the “Public Offering”) of an aggregate of (i) 2,934,135 shares of Common Stock (the “Public Offering Shares”), (ii) pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 3,175,191 shares of Common Stock (the “Pre-Funded Warrant Shares”) and (iii) 733,853 shares of Series B Preferred Stock convertible into shares of Common Stock (the “Conversion Shares”). Each purchaser of Public Offering Shares (or Pre-Funded Warrants in lieu of such shares) received an accompanying 0.12012 share of Series B Preferred Stock. The combined offering price for each Public Offering Share and accompanying 0.12012 share of Series B Preferred Stock was $6.22 per share, and the combined offering price for each Pre-Funded Warrant and accompanying 0.12012 share of Series B Preferred Stock was $6.21 per share. The Pre-Funded Warrants have an exercise price of $0.004 per share, are exercisable immediately and expire when exercised in full. Shares of Series B Preferred Stock are convertible into Conversion Shares in accordance with the Certificate of Designations of the Series B Preferred Stock filed with the Secretary of State of the State of Delaware on July 16, 2026 (the “Series B Certificate of Designations”). The shares of Series B Preferred Stock were exercisable for up to 5,140,676 Conversion Shares (the “Initial Conversion Shares”) on a pro rata basis until we had a sufficient number of authorized shares to issue additional shares of Common Stock.

In connection with the Public Offering, we issued 183,280 warrants (the “Placement Agent Warrants”) to purchase 183,280 shares of Common Stock (the “Placement Agent Warrant Shares”) to Joseph Gunnar & Co., LLC (the “Placement Agent”). The Placement Agent Warrants have an exercise price of $7.78 per share (which represents 125% of the combined public offering price per Public Offering Share and accompanying 0.12012 share of Series B Preferred Stock), expire on July 15, 2029, and are exercisable beginning six months from the date of issuance.

The Public Offering Shares, Pre-Funded Warrants, Pre-Funded Warrant Shares, Series B Preferred Stock and Initial Conversion Shares were offered by us pursuant to a Registration Statement on Form S-1 (File No. 333-297408) (the “Initial Registration Statement”) filed with the SEC on July 13, 2026, and declared effective by the SEC on July 15, 2026. The remaining 20,000,000 Conversion Shares (the “Remaining Conversion Shares”) and the Placement Agent Warrant Shares were not registered on the Initial Registration Statement due to our not having a sufficient number of authorized shares of Common Stock available at the time of the Public Offering. We received net proceeds of approximately $35.5 million from the Public Offering, after deducting placement agent fees and expenses and other offering expenses payable by us.

In connection with the Public Offering, on July 15, 2026, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain Selling Stockholders. Pursuant to the Purchase Agreement, we agreed not to issue, offer, sell, grant or dispose of (or announce any issuance, offer, sale, grant or other disposition of) any shares of Common Stock or file any new registration statement, subject to certain exceptions, until the 90th day after the later of (i) the date on which an amendment to our Certificate of Incorporation is filed with the Secretary of State of the State of Delaware and becomes effective that increases the number of authorized shares of Common Stock following receipt of stockholder approval thereof and a registration statement filed pursuant to the Securities Act, covering all shares issuable pursuant to the Pre-Funded Warrants and Series B Preferred Stock, has been declared effective by the SEC, and is effective and available for the issuance or resale of all such shares and (ii) such date that the Series B Preferred Stock may be converted by the purchasers pursuant to Section 4(a)(i) of the Certification of Designations. The Company agreed not to enter into or agree to enter into a Variable Rate Transaction (as defined in the Purchase Agreement) until up to six months from the date of the Purchase Agreement, subject to certain exceptions. Additionally, in connection with the Public Offering, each of the officers and directors of the Company and holders of 10% or more of outstanding shares of Common Stock entered into lock-up agreements, pursuant to which they agreed not to sell or transfer any of the Company securities they hold, subject to certain exceptions, during the 60 days following the closing of the Public Offering. Since we now have the required number of authorized shares to issue all of the Pre-Funded Warrant Shares and Conversion Shares as a result of the September 2026 Reverse Split, we are no longer required to obtain stockholder approval of, and file a certificate of amendment to our Certificate of Incorporation for, an increase in the number of our authorized shares of Common Stock.

A holder may not exercise any portion of the Pre-Funded Warrants or convert any shares of Series B Preferred Stock if the holder (together with its affiliates) would beneficially own in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants or Series B Certificate of Designations, respectively. Pursuant to a Registration Rights Agreement with the Selling Stockholders (the “Registration Rights Agreement”), we have agreed to maintain an effective registration statement for the resale of the Conversion Shares.

Pursuant to a Placement Agency Agreement (the “Placement Agency Agreement”) with the Placement Agent, we (i) paid a total cash fee equal to six and one-fourth percent (6.25%) of the aggregate gross proceeds raised in the Public Offering, (ii) reimbursed the Placement Agent for reasonable accountable and out-of-pocket expenses incurred relating to the Public Offering up to $25,000, and (iii) issued the Placement Agent Warrants to purchase the Placement Agent Warrant Shares.

We are filing a new registration statement of which this prospectus forms a part to register for resale the Remaining Conversion Shares that were not registered on the Initial Registration Statement.

Series B Preferred Stock

Ranking. The Series B Preferred Stock, with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, ranks junior to the Series A Preferred Stock and any other senior preferred stock, on parity with any parity stock and senior to junior stock of the Company, unless at least a majority of the outstanding shares of Series B Preferred Stock consent to the creation of other capital stock of the Company hereafter that is senior or equal in rank to the Series B Preferred Stock.

Conversion. Beginning on the 45th day after the issuance of shares of Series B Preferred Stock, taking into account the reverse stock split, each share of Series B Preferred Stock will be convertible into shares of Common Stock determined by dividing the stated value of $4,000 per share of Series B Preferred Stock (subject to adjustment as set forth in the Series B Certificate of Designations for stock dividends, stock splits, recapitalizations, combinations, subdivisions or other similar events with respect to the Series B Preferred Stock or the Common Stock) by the lower of the two closing bid prices of the Common Stock in the two days prior to the date of such conversion, and dividing such amount by 40. If a holder elects to convert shares of Series B Preferred Stock after the sale price of our Common Stock for each trading day during ten (10) consecutive trading days is 100% above the per unit purchase price of our Common Stock as defined in the Purchase Agreement in addition to other conditions described below, such holder is obligated to pay us a mandatory conversion payment in an amount equal to the number of Conversion Shares being issued multiplied by the per unit subscription amount paid pursuant to the Purchase Agreement. If, upon conversion of Series B Preferred Stock, we fail to timely issue Conversion Shares, then, at the sole discretion of the holder, we will pay in cash to such holder on each trading day after the delivery date an amount equal to 1% of the product of the number of Conversion Shares not so delivered multiplied by the closing sale price of the Common Stock on the trading day immediately preceding such delivery date.

If any shares of Series B Preferred Stock are converted or reacquired by us, such shares may not be reissued and will automatically be retired and cancelled and resume the status of authorized but unissued shares of undesignated preferred stock. The Series B Preferred Stock will not be convertible by a holder to the extent that such holder or any of its affiliates would beneficially own in excess of 9.99% of the Common Stock, as further described in the Series B Certificate of Designations.

Mandatory Conversion. Beginning on the 45th day after the date of issuance of shares of Series B Preferred Stock, we have the option to require a holder to convert such holder’s shares of Series B Preferred Stock and, at the time of any such mandatory conversion at our election, pay us a mandatory conversion payment in an amount equal to the number of Conversion Shares being issued multiplied by the per unit subscription amount if the following conditions are met: (i) registration statements covering all securities issued or issuable pursuant to the Purchase Agreement, including all shares issuable upon exercise of the outstanding Pre-Funded Warrants and all Conversion Shares issuable upon conversion of the outstanding shares of Series B Preferred Stock, are effective and available for the resale of all of such shares, (ii) there are available a sufficient number of authorized and unissued shares of Common Stock necessary for issuance upon conversion of all outstanding shares of Series B Preferred Stock or exercise of Pre-Funded Warrants, (iii) we are not in violation of any rules or requirements of the trading market on which the Common Stock is listed and have no knowledge of any facts or circumstances that could reasonably lead to suspension of the Common Stock by the trading market in the foreseeable future, and (iv) the closing sale price of our Common Stock for each trading day during ten (10) consecutive trading days is 100% above the per unit purchase price of our Common Stock as defined in the Purchase Agreement.

Voting Rights. Except as provided by law, the holders of Series B Preferred Stock shall have no voting rights except that approval from a majority of the outstanding shares of Series B Preferred Stock, voting as a single class, is required to (i) alter or change the powers, preferences, or rights of the Series B Preferred Stock so as to affect them adversely, (ii) amend our Certificate of Incorporation or Bylaws in a manner adverse to the holders of Series B Preferred Stock, (iii) increase or decrease (other than by conversion) the authorized number of Series B Preferred Stock, (iv) during such time as greater than 50% of the shares of Series B Preferred Stock issued on the initial issuance date, July 17, 2026, continue to be held by the initial holder thereof, (A) create or authorize any new class or series of stock senior to or on parity with the Series B Preferred Stock, (B) purchase, repurchase or redeem any shares of junior stock, (C) pay dividends or make distributions on any junior stock, (D) issue additional Series B Preferred Stock (except as contemplated in the offering), or (v) circumvent the rights of the Series B Preferred Stock.

Purchase Rights, Distribution of Assets and Fundamental Transactions. Holders of Series B Preferred Stock may receive and participate in purchase rights and distribution of assets. We may not enter into any fundamental transaction unless the successor entity assumes all of our obligations under the Series B Certificate of Designations and issues in exchange securities with similar rights.

Dividends and Liquidation, Dissolution and Winding Up. Holders of Series B Preferred Stock are not entitled to receive any dividends and do not have any right to receive any distribution of assets upon a Liquidation Event (as defined in the Series B Certificate of Designations).

Public Offering Documents

The Purchase Agreement contains customary representations, warranties, agreements, and indemnification obligations of the parties. The representations, warranties and covenants contained in the Purchase Agreement were made only for the purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by the parties thereto. The Purchase Agreement, the Placement Agency Agreement, the Registration Rights Agreement and the forms of warrants have been filed with the SEC on the Initial Registration Statement filed on July 13, 2026. The Series B Certificate of Designations has been filed with the SEC on a Form 8-K filed on July 21, 2026.

USE OF PROCEEDS

Any sales of Common Stock by the Selling Stockholders pursuant to this prospectus will be solely for the Selling Stockholders’ accounts. We will not receive any proceeds from any such sales.

Beginning on the 45th day after the date of issuance of shares of Series B Preferred Stock, we have the option to require a Selling Stockholder to convert such holder’s shares of Series B Preferred Stock and, at the time of any such mandatory conversion at our election, pay us a mandatory conversion payment in an amount equal to the number of Conversion Shares being issued multiplied by the per unit subscription amount if the following conditions are met: (i) registration statements covering all securities issued or issuable pursuant to the Purchase Agreement, including all shares issuable upon exercise of the outstanding Pre-Funded Warrants and all Conversion Shares issuable upon conversion of the outstanding shares of Series B Preferred Stock, are effective and available for the resale of all of such shares, (ii) there are available a sufficient number of authorized and unissued shares of Common Stock necessary for issuance upon conversion of all outstanding shares of Series B Preferred Stock or exercise of Pre-Funded Warrants, (iii) we are not in violation of any rules or requirements of the trading market on which the Common Stock is listed and have no knowledge of any facts or circumstances that could reasonably lead to suspension of the Common Stock by the trading market in the foreseeable future, and (iv) the closing sale price of our Common Stock for each trading day during ten (10) consecutive trading days is 100% above the per unit purchase price of our Common Stock as defined in the Purchase Agreement. If the terms for mandatory conversion of Series B Preferred Stock were met and the Selling Stockholders were to convert all of the shares of Series B Preferred Stock in accordance with the Series B Certificate of Designations, we would receive a maximum of approximately $35.9 million in gross proceeds.

We expect to use any proceeds that we receive from the conversion of the Series B Preferred Stock, if any, primarily for working capital and general corporate purposes and to implement our announced Transformation Plan. As of the date of this prospectus, we cannot specify with certainty all of the particular uses, and the respective amounts we may allocate to those uses, for any net proceeds we receive. Accordingly, subject to any limitations set forth in the Purchase Agreement, we will retain broad discretion over the use of any proceeds.

Each Selling Stockholder will pay any underwriting discounts, selling commissions and stock transfer taxes and fees incurred by such Selling Stockholder in connection with any sale of its shares of Common Stock. We will generally bear all other costs, fees and expenses incurred in effecting the registration of the shares of Common Stock covered by this prospectus, including, without limitation, all registration and filing fees, NYSE American listing fees and fees and expenses of our counsel and independent registered public accountants.

DETERMINATION OF OFFERING PRICE

The Selling Stockholders may offer shares of our Common Stock for sale under this prospectus at prevailing market prices or privately negotiated prices. We cannot currently determine the price or prices at which the shares of Common Stock may be sold by the Selling Stockholders under this prospectus.

DILUTION

The issuance of shares of our Common Stock to the Selling Stockholders upon the conversion of the Series B Preferred Stock will have a dilutive impact on our stockholders.

Our net tangible book value (deficit) represents total stockholders' equity (deficit) less goodwill and intangible assets, divided by the number of shares of Common Stock outstanding. As of June 30, 2026, our historical net tangible book deficit was $11,799,680, or $1.96 per share, based on 6,013,724 shares of Common Stock outstanding.

Our pro forma net tangible book value (deficit) as of June 30, 2026 gives effect to (i) the Public Offering completed on July 17, 2026, including the issuance of 2,934,135 shares of Common Stock, the Pre-Funded Warrants, the Placement Agent Warrants and 733,853 shares of Series B Preferred Stock, and the receipt of net proceeds of approximately $35.5 million after placement agent fees and offering expenses, and (ii) the application of approximately $16.8 million of the net proceeds to repay in full the debenture issued to YA II PN, Ltd. in December 2025 in the original principal amount of $25,000,000, including accrued interest, and the subordinated convertible notes in the aggregate amount of $1,250,000 issued to the sellers of Lyocon in January 2026, as required by the Purchase Agreement, in each case as if it had occurred on June 30, 2026. Our pro forma net tangible book deficit as of June 30, 2026 would have been $28,038,276, or $3.13 per share.

Our pro forma as adjusted net tangible book value as of June 30, 2026 further gives effect to the conversion of all 733,853 shares of Series B Preferred Stock into 77,728,970 shares of Common Stock, consisting of (i) 1,252,480 shares issued upon conversions of 14,974 shares of Series B Preferred Stock completed in September 2026 and (ii) 76,476,490 shares issuable upon the assumed conversion of the remaining 718,879 shares of Series B Preferred Stock at an assumed conversion price of $0.94 per share, the closing price of our Common Stock on September 29, 2026. Our pro forma as adjusted net tangible book value as of June 30, 2026 would have been approximately $14.8 million, or $0.17 per share. This represents an immediate increase in net tangible book value of $2.13 per share to existing stockholders and an immediate dilution of $0.77 per share to the Selling Stockholders, measured as the difference between the assumed conversion price and the pro forma as adjusted net tangible book value per share.

The following table illustrates this per share dilution:

Historical net tangible book deficit per share as of June 30, 2026	$(1.96)
Increase in net tangible book value per share attributable to the Public Offering and the conversion of the Series B Preferred Stock	2.13
Pro forma as adjusted net tangible book value per share	$0.17
Dilution in net tangible book value per share to the Selling Stockholders	$0.77

The number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock depends on the market price of our Common Stock at the time of conversion. A $0.10 decrease in the assumed conversion price would increase the number of shares issuable upon conversion of the remaining Series B Preferred Stock by approximately 9.1 million shares and decrease pro forma as adjusted net tangible book value per share by approximately $0.02.

The above discussion and table are based on 6,013,724 shares of our Common Stock outstanding as of June 30, 2026, which excludes:

•
1,250 shares issuable upon the exercise or vesting of compensatory equity awards;
•
253 shares issuable upon conversion of shares of our Series A Preferred Stock;
•
1,607,279 shares issuable upon exercise of outstanding warrants;
•
552,170 shares issuable upon conversion of outstanding convertible notes;
•
30,496 shares issuable in connection with the Financial Support and Acknowledgement Agreement between the Company, Alessandro Zamboni and S.F.E. Equity Investments SARL;
•
8,036 shares issuable to Phoenix MGMT Consulting LLC in connection with required quarterly issuances of Common Stock valued at $25,000 per quarter pursuant to a consulting agreement;
•
250,501 shares issuable in connection with the settlement of our obligations under the Orbit Agreement; and
•
456 shares issuable in connection with the settlement of our obligations to Liqueous LP.

To the extent that any outstanding equity awards or warrants outstanding as of June 30, 2026, have been or are exercised in the future or we issue additional shares under our equity incentive plans, investors purchasing securities in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELLING stockHOLDERS

The shares of Common Stock being offered by the Selling Stockholders are those issued and issuable to the Selling Stockholders upon conversion of shares of Series B Preferred Stock. We are registering the shares of Common Stock in order to permit the Selling Stockholders to offer the shares of Common Stock for resale from time to time. The Selling Stockholders, other than Esousa Group Holdings, LLC (“Esousa”), have not had any material relationship with us within the past three years, except for purchasing Public Offering Shares, Pre-Funded Warrants and Series B Preferred Stock in the Public Offering. In August 2024, we entered into a subordinated convertible note agreement with Esousa for the sale of convertible notes in the aggregate principal amount of $673,000, issued at a discount of $25,000, and Esousa also purchased $687,315 of outstanding principal and accrued interest under our senior convertible notes from an existing investor and subsequently exchanged such notes for additional subordinated convertible notes. In September 2025, Esousa or an affiliate thereof purchased approximately $10 million of shares of our Common Stock, pre-funded warrants and common warrants in a public offering that we conducted.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder) of the shares of Common Stock held by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its respective ownership of shares of Common Stock, as of September 29, 2026, assuming conversion of the shares of Series B Preferred Stock held by such Selling Stockholders on that date without taking into account any limitations on conversion set forth therein.

The third column lists the shares of Common Stock being offered by this prospectus by each Selling Stockholder and does not take into account any limitations on conversion of Series B Preferred Stock set forth in the Series B Certificate of Designations.

The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

Under the terms of the Series B Preferred Stock set forth in the Series B Certificate of Designations, the Selling Stockholders may not convert shares of Series B Preferred Stock to the extent (but only to the extent) such Selling Stockholder or any of its affiliates would beneficially own a number of shares of Common Stock that would exceed 9.99%. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

	Number of Shares of Common Stock Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Owned After Offering
Name of Selling Stockholder	Number (1)	Percent(1)	Number (2)	Number (1)(3)	Percent(1)
Esousa Group Holdings, LLC(4)	1,133,682	9.99%	14,105,220	1,133,682	9.99%
Avondale Capital, LLC(5)	1,167,024	9.99%	2,631,580	1,167,024	9.99%
Ault Lending LLC(6)	552,250	4.99%	1,052,640	552,250	4.99%
Mank Capital LLC(7)	1,167,024	9.99%	526,320	1,167,024	9.99%
Jim Fallon(8)	1,167,024	9.99%	526,320	1,167,024	9.99%
Sixth Borough Capital Fund LP(9)	1,055,027	9.12%	263,160	791,867	7.00%
BIMA Capital LLC(10)	664,681	5.97%	157,900	506,781	4.62%
Michael Friedlander(11)	616,449	5.54%	157,900	458,549	4.18%
Philip N. Bannister(12)	616,449	5.54%	157,900	458,549	4.18%
Edmond Kolndreu(13)	549,101	4.96%	157,900	391,201	3.59%
Matthew Krieger(14)	410,895	3.76%	105,260	305,635	2.82%
Mario Silva(15)	443,049	4.06%	105,260	337,789	3.12%
Dahlia Harmon(16)	221,525	2.07%	52,640	168,885	1.58%
(1)
The Pre-Funded Warrants and Series B Preferred Stock prohibit us from issuing and selling any shares of our Common Stock to a Selling Stockholder to the extent such shares, when aggregated with all other shares of our Common Stock then beneficially owned by such Selling Stockholder, would cause the Selling Stockholder’s beneficial ownership of our Common Stock to exceed beneficial ownership of greater than 9.99% of the then outstanding number of shares of Common Stock, as set forth in the Series B Certificate of Designations.
(2)
This number represents the shares of Common Stock we may issue to each Selling Stockholder under this prospectus pursuant to the conversion of a portion of Series B Preferred Stock held by such Selling Stockholder.
(3)
Assumes the sale of all shares of Common Stock being offered pursuant to this prospectus.
(4)
The amount above consists of 300,409 shares of Common Stock and 833,273 shares issuable upon the exercise of Pre-Funded Warrants. The amount above excludes (i) 2,341,918 shares issuable upon the exercise of Pre-Funded Warrants and (ii) 55,065,327 potential shares of Common Stock that may be issued upon conversion of 517,559 shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026. Issuances of Common Stock on exercise of Pre-Funded Warrants and conversion of the Series B Preferred Stock are limited to an amount equal to 9.99% of our then outstanding Common Stock.
(5)
The Selling Stockholder owns 90,028 shares of Series B Preferred Stock. The amount above (i) consists of 1,167,024 potential shares of Common Stock that may be issued upon conversion of shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026; and (ii) excludes 8,411,442 potential shares of Common Stock that may be issued upon conversion of the remaining shares of Series B Preferred Stock. Issuances of Common Stock on conversion of the Series B Preferred Stock are limited to an amount equal to 9.99% of our then outstanding Common Stock.
(6)
The Selling Stockholder owns 35,034 shares of Series B Preferred Stock. This amount above (i) consists of 552,250 potential shares of Common Stock that may be issued upon conversion of shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026; and (ii) excludes 3,175,168 potential shares of Common Stock that may be issued upon conversion of the remaining shares of Series B Preferred Stock. For this Selling Stockholder, issuances of Common Stock on conversion of the Series B Preferred Stock are limited to an amount equal to 4.99% of the then outstanding Common Stock.
(7)
The Selling Stockholder owns 17,202 shares of Series B Preferred Stock. This amount above (i) consists of 1,167,024 potential shares of Common Stock that may be issued upon conversion of shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026; and (ii) excludes 663,171 potential shares of Common Stock that may be issued upon conversion of the remaining shares of Series B Preferred Stock. Issuances of Common Stock on conversion of the Series B Preferred Stock are limited to an amount equal to 9.99% of the then outstanding Common Stock.
(8)
The Selling Stockholder owns 17, 202 shares of Series B Preferred Stock. The amount above (i) consists of 1,167,024 potential shares of Common Stock that may be issued upon conversion of shares of Series B Preferred Stock, assuming the Conversion

Rate calculated based on the closing stock price of $0.94 on September 29, 2026; and (ii) excludes 663,757 potential shares of Common Stock that may be issued upon conversion of the remaining shares of Series B Preferred Stock. Issuances of Common Stock on conversion of the Series B Preferred Stock are limited to an amount equal to 9.99% of the then outstanding Common Stock.
(9)
Consists of (i) 27,683 shares of Common Stock and (ii) 1,022,344 potential shares of Common Stock that may be issued upon conversion of 9,656 shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026.
(10)
Consists of (i) 48,232 shares of Common Stock and (ii) 616,449 potential shares of Common Stock that may be issued upon conversion of 5,794 shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026.
(11)
Consists of 616,449 potential shares of Common Stock that may be issued upon conversion of 5,794 shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026.
(12)
Consists of 616,449 potential shares of Common Stock that may be issued upon conversion of 5,794 shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026.
(13)
Consists of 549,101 potential shares of Common Stock that may be issued upon conversion of 5,161 shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026.
(14)
Consists of 410,895 potential shares of Common Stock that may be issued upon conversion of 3,862 shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026.
(15)
Consists of (i) 32,154 shares of Common Stock and (ii) 410,895 potential shares of Common Stock that may be issued upon conversion of 3,862 shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026.
(16)
Consists of (i) 16,077 shares of Common Stock and (ii) 205,448 potential shares of Common Stock that may be issued upon conversion of 1,931 shares of Series B Preferred Stock, assuming the Conversion Rate calculated based on the closing stock price of $0.94 on September 29, 2026.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issued to the Selling Stockholders and issuable upon conversion of the shares of Series B Preferred Stock to permit the resale of these shares of Common Stock by the holders of the shares of Common Stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of Common Stock. We will bear all fees and expenses incident to our obligation to register the shares of Common Stock.

The Selling Stockholders may sell all or a portion of the shares of Common Stock held by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of Common Stock are sold through underwriters or broker-dealers, the Selling Stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•
on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•
in the over-the-counter market;
•
in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•
through the writing or settlement of options, whether such options are listed on an options exchange or otherwise;
•
ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•
block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•
purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•
an exchange distribution in accordance with the rules of the applicable exchange;
•
privately negotiated transactions;
•
short sales made after the date the registration statement of which this prospectus forms a part is declared effective by the SEC;
•
broker-dealers may agree with a Selling Stockholder to sell a specified number of such shares at a stipulated price per share;
•
a combination of any such methods of sale; and
•
any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares of Common Stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the Selling Stockholders may transfer the shares of Common Stock by other means not described in this prospectus. If a Selling Stockholder effects such transactions by selling shares of Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from such Selling Stockholders or commissions from purchasers of the shares of Common Stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Stockholders may also loan or pledge shares of Common Stock to broker-dealers that in turn may sell such shares.

The Selling Stockholders may pledge or grant a security interest in some or all of the preferred shares or shares of Common Stock owned by them and, if the Selling Stockholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus. The Selling Stockholders also may transfer and donate the shares of Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

To the extent required by the Securities Act and the rules and regulations thereunder, the Selling Stockholders and any broker-dealer participating in the distribution of the shares of Common Stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of shares of Common Stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Stockholders and any discounts, commissions or concessions allowed or re-allowed or paid to broker-dealers.

Under the securities laws of some states, the shares of Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of Common Stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the Selling Stockholders will sell any or all of the shares of Common Stock registered pursuant to the registration statement, of which this prospectus forms a part.

The Selling Stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of Common Stock by the Selling Stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of Common Stock to engage in market-making activities with respect to the shares of Common Stock. All of the foregoing may affect the marketability of the shares of Common Stock and the ability of any person or entity to engage in market-making activities with respect to the shares of Common Stock.

We will pay all expenses of the registration of the shares of Common Stock pursuant to the registration rights agreement, estimated to be $54,202 in total, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, a Selling Stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act in accordance with the registration rights agreements or the Selling Stockholders will be entitled to contribution. We may be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the Selling Stockholders specifically for use in this prospectus, in accordance with the related registration rights agreements or we may be entitled to contribution.

Once sold under the registration statement, of which this prospectus forms a part, the shares of Common Stock will be freely tradable in the hands of persons other than our affiliates.

Description of Securities WE ARE OFFERING

The following descriptions of the Common Stock and certain provisions of our amended and restated certificate of incorporation, as amended (the “Certificate of Incorporation”), and amended and restated bylaws, as amended (“Bylaws”), are summaries and are qualified by reference to such documents (together the “Governing Documents”), copies of which have been filed as exhibits to the Company’s Annual Reports on Form 10-K and other periodic reports filed with the SEC, as well as to the relevant provisions of the general corporation law of the state of Delaware (the “DGCL”).

Common Stock

Holders of our Common Stock, par value $0.0001 per share, are entitled to one (1) vote for each share held as of the applicable record date on all matters properly submitted to a vote of stockholders, including the election or removal of directors. Unless specified in our Governing Documents, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the votes cast at any meeting of the Company stockholders at which there is a quorum by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon will be required to approve any such matter voted on by stockholders. Except as otherwise provided by the DGCL or our Governing Documents, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing one-third (1/3) of the voting power of all outstanding shares of capital stock of the Company entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting. The Company’s board of directors is divided into three (3) classes, each of which generally serve for a term of three (3) years with only one (1) class of directors being elected each year. The Company’s stockholders do not have cumulative voting rights in the election of directors.

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of our Common Stock are entitled to receive ratably any dividends declared by the Company’s board of directors out of assets legally available. Upon the liquidation, dissolution or winding up, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of our Common Stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock.

Anti-Takeover Effects of the Company’s Certificate of Incorporation, Bylaws and Certain Provisions of Delaware Law

The Certificate of Incorporation, our Bylaws and the DGCL contain provisions as summarized in the following paragraphs that are intended to enhance the likelihood of continuity and stability in the composition of the Company’s board of directors. These provisions are intended to avoid costly takeover battles, reduce the Company’s vulnerability to a hostile change of control and enhance the ability of the Company’s board of directors to maximize stockholder value in connection with any unsolicited offer to acquire the Company. However, these provisions may have an anti-takeover effect and may delay, deter, or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of Common Stock held by stockholders.

•
Issuance of undesignated preferred stock: Under the Certificate of Incorporation, the Company’s board of directors has the authority, without further action by the stockholders, to issue up to 50,000,000 shares of undesignated preferred stock. When shares of Preferred Stock are converted or otherwise reacquired by the Company, they will be promptly retired and not be reissued as shares of such series, but rather will become authorized but unissued shares of undesignated preferred stock. The existence of authorized but unissued shares of preferred stock would enable the Company’s board of directors to make it more difficult to attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
•
Classified board: The Certificate of Incorporation provides for a classified board of directors consisting of three classes of directors, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may have the effect of delaying a change in control of the Company’s board of directors.
•
Election and removal of directors and board vacancies: The Bylaws provide that directors will be elected by a plurality vote. The Certificate of Incorporation provides that, subject to the rights of holders of preferred stock of the Company, unless otherwise provided by resolution of the Company’s board of directors approved by at least a majority of the total authorized directorships, only the Company’s board of directors may fill vacancies and newly created directorships on the board. Directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of the Company entitled to vote in the election of directors. In addition, the number of directors constituting the Company’s board of directors may be set only by resolution adopted by a majority vote of the total authorized directorships. These provisions prevent stockholders from increasing the size of the Company’s board of directors and gaining control of the Company’s board of directors by filling the resulting directorships with their own nominees.
•
Requirements for advance notification of stockholder nominations and proposals: The Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors that specify certain requirements as to the timing, form and content of a stockholder’s notice. Business that may be conducted at an annual meeting of stockholders will be limited to those matters properly brought before the meeting. These provisions may make it more difficult for our stockholders to bring matters before our annual meeting of stockholders or to nominate directors at annual meetings of stockholders.
•
No written consent of stockholders: The Certificate of Incorporation provides that, subject to the rights of holders of preferred stock of the Company, all stockholder actions be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our Bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
•
No stockholder ability to call special meetings: The Certificate of Incorporation provides that, subject to the rights of holders of preferred stock of the Company, only the chairperson of the Company’s board of directors, the chief executive officer, the president or the Company’s board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the Company’s board of directors, may be able to call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders.
•
Amendments to certificate of incorporation and bylaws: Any amendment to the Certificate of Incorporation is required to be approved by the Company’s board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the Company’s board of directors, as well as, if required by law or the Certificate of Incorporation, a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of Section 3 of Article IV, Section 2 of Article V, Section 1 of Article VI, Section 2 of Article VI, Section 5 of Article VII, Section 1 of Article VIII, Section 2 of Article VIII, Section 3 of Article VIII or Article XI of the Certificate of Incorporation must be approved by not less than 66 2/3% of the voting power of the outstanding shares entitled to vote on the amendment, voting together as a single class. Any amendment to our Bylaws will be required to be approved by either the Company’s board of directors, acting pursuant to a resolution adopted by a majority of the total authorized directorships on the Company’s board of directors, or a majority of the outstanding shares entitled to vote on the amendment, voting together as a single class, except that the amendment of Article VIII of the Bylaws must be approved by not less than 66.7% of the outstanding shares entitled to vote on the amendment.

These provisions are designed to enhance the likelihood of continued stability in the composition of the Company’s board of directors and its policies, to discourage certain types of transactions that may involve an actual or threatened acquisition of our Company and to reduce our vulnerability to an unsolicited acquisition proposal. We also designed these provisions to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they may also reduce fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Delaware General Corporation Law Section 203

As a Delaware corporation, we are also subject to the anti-takeover provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a “business combination” (as defined in the statute) with an “interested stockholder” (as defined in the statute) for a period of three (3) years after the date of the transaction in which the person first becomes an interested stockholder, unless the business combination or the transaction by which the applicable stockholder became an interested stockholder is approved in advance by a majority of the independent directors or by the holders of at least two-thirds of the voting power of the outstanding disinterested shares. The application of Section 203 of the DGCL could also have the effect of delaying or preventing a change of control of us.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our stockholders have appraisal rights in connection with certain mergers, consolidations or conversions of the Company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger, consolidation or conversion will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, if certain conditions are met, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. The Governing Documents include certain provisions that eliminate the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of the Company and its stockholders, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer in certain circumstances, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director and does not apply to officers if the officer has acted in bad faith, knowingly or intentionally violated the law or derived an improper benefit from his or her actions as a director or in the context of an action by or in the right of the Company.

The Certificate of Incorporation provides that we must indemnify our directors, and our Bylaws provide that we must indemnify and advance expenses to our directors and officers, to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers, employees and agents for some liabilities. We believe that these indemnification and advancement provisions and the authority to carry insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, advancement and indemnification provisions in the Governing Documents may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty.

These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Holland & Hart LLP, Denver, Colorado.

EXPERTS

WithumSmith+Brown, PC, an independent registered public accounting firm, has audited our consolidated financial statements as of and for the years ended December 31, 2025 and 2024, incorporated in this prospectus by reference to our Annual Report on Form 10-K filed with the SEC on March 31, 2026, as amended by Amendment No. 1 thereto, filed with the SEC on April 28, 2026, given on the authority of said firm as experts in accounting and auditing. The report on the consolidated financial statements contains an explanatory paragraph regarding our ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website, at http://www.sec.gov, that contains registration statements, reports, proxy statements and other information regarding registrants that file electronically with the SEC, including us. Our website address is http://www.nuburu.net.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares of our Common Stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Common Stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may request a copy of this prospectus by contacting us at: Nuburu, Inc. at 44 Cook Street, Suite 100, Denver, CO 80206. Our investor relations website is located at https://ir.nuburu.net and such reports and documents may be accessed without charge from our website. Information contained on or accessible through Nuburu’s website is not a part of the registration statement of which this prospectus forms a part, and the inclusion of Nuburu’s website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we have filed with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We specifically are incorporating by reference the following documents filed with the SEC (excluding those portions of any Current Report on Form 8‑K that are furnished and not deemed “filed” pursuant to the General Instructions of Form 8‑K):

•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, as amended by Amendment No. 1 thereto, filed with the SEC on April 28, 2026;
•
our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2026, filed with the SEC on May 20, 2026, and for the fiscal quarter ended June 30, 2026, filed with the SEC on August 14, 2026 and as amended by an amendment thereto, filed with the SEC on September 22, 2026;
•
our Current Reports on (i) Form 8-K filed with the SEC on January 20, 2026, February 12, 2026, February 18, 2026, February 27, 2026, February 27, 2026, March 5, 2026, March 13, 2026, March 18, 2026, March 20, 2026 and March 25, 2026, May 15, 2026, June 1, 2026, June 9, 2026, July 21, 2026, September 2, 2026, September 16, 2026, October [ ], 2026 and (ii) Form 8-K/A filed with the SEC on March 26, 2026 and September 3, 2026; and
•
the description of our Common Stock contained in our Form 8-A12B, filed with the Commission on October 11, 2022 (File No. 001-39489), amended and supplemented by the description of our Common Stock contained in Exhibit 4.5 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, and any amendment or report filed with the Commission for purposes of updating such description.

This prospectus incorporates by reference the documents listed above and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (in each case, other than those documents or the portions of those documents not deemed to be filed) between the date of the initial registration statement and the effectiveness of the registration statement and following the effectiveness of the registration statement until the offering of the securities under the registration statement is terminated or completed, with each such document to be a part hereof from the date it is filed.

Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus or the date of the documents incorporated by reference in this prospectus.

We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus (other than an exhibit to these filings, unless we have specifically incorporated that exhibit by reference in this prospectus). Any such request should be addressed to us at:

Nuburu, Inc.

Attn: Corporate Secretary

44 Cook Street, Suite 100

Denver, CO 80206

(303) 780-7389

You may also access the documents incorporated by reference in this prospectus through our website at www.nuburu.net. Except for the specific incorporated documents listed above, no information available on or through our website shall be deemed to be incorporated in this prospectus or the registration statement of which it forms a part.

NUBURU, INC.

Up to 20,000,000 Shares of Common Stock

PROSPECTUS

[ ], 2026

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses payable by us in connection with the issuance and distribution of the securities being registered. All amounts are estimated, except the Securities and Exchange Commission (“SEC”) registration fee. All of the expenses below will be paid by us.

SEC registration fees	$1,702
Printing and related expenses	7,500
Legal fees and expenses	25,000
Accounting fees and expenses	20,000
Miscellaneous expenses	-
Total	$54,202

Item 15. Indemnification of Directors and Officers.

Our Certificate of Incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (the “DGCL”). We are incorporated under the laws of the State of Delaware. Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his or her service as a director or officer of the corporation, or his or her service, at the corporation’s request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees) that are actually and reasonably incurred by him or her (“Expenses”), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him or her, in connection with the defense or settlement of such action, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The DGCL also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the DGCL provides the general authorization of advancement of a director’s or officer’s litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement or otherwise.

Our amended and restated bylaws and restated certificate of incorporation provide for indemnification of our directors and officers and for advancement of litigation expenses to the fullest extent permitted by current Delaware law. In addition, we have entered into indemnification agreements with directors and officers that provide for indemnification and advancement of litigation expenses to fullest extent permitted by the DGCL.

We maintain a policy of directors’ and officers’ liability insurance which reimburses us for expenses which we may incur in connection with the foregoing indemnity provisions and which may provide direct indemnification to directors and officers where we are unable to do so.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 16. Exhibits.

(a) Exhibits

		Incorporated by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date

2.1†	Business Combination Agreement, dated as of August 5, 2022, by and among Tailwind Acquisition Corp., Compass Merger Sub, Inc. and Nuburu, Inc.	8-K	001-39489	2.1	August 8, 2022

4.1	Specimen Common Stock Certificate .	8-K	001-39489	4.1	February 6, 2023

4.2	Specimen Preferred Stock Certificate .	8-K	001-39489	4.2	February 6, 2023

4.3	Specimen Warrant Certificate.	S-1	333-248113	4.3	August 26, 2020

4.4	Warrant Agreement, dated as of September 9, 2020, by and between the Company and Continental Stock Transfer & Trust Company.	8-K	001-39489	4.1	September 9, 2020

4.5	Form of Warrant to Purchase Shares of Common Stock.	8-K	001-39489	4.2	June 13, 2023

4.6	Form of Warrant to Purchase Shares of Common Stock.	10-K	001-39489	10.41	April 15, 2024

4.7	Subordinated Convertible Note, dated August 18, 2025, between the Company and Indigo Capital LP	10-Q	001-39489	10.8	November 14, 2025

4.8	Subordinated Convertible Note, dated September 2, 2025, between the Company and Brick Lane Capital Management Limited	10-Q	001-39489	10.11	November 14, 2025

4.9	Form of Warrant to Purchase Common Stock	S-1	333-290147	4.6	September 10, 2025

4.10	Form of Pre-Funded Common Stock Purchase Warrant	S-1	333-290147	4.7	September 10, 2025

4.11	Form of Placement Agent’s Purchase Warrant	S-1	333-290147	4.8	September 10, 2025

4.12	Form of Series 1 Warrant to Purchase Common Shares	8-K	001-39489	4.1	December 18, 2025

4.13	Form of Series 2, Series 3 and Series 4 Warrant to Purchase Common Shares	8-K	001-39489	4.2	December 18, 2025

4.14	Form of Debenture	8-K	001-39489	4.3	December 18, 2025

4.15	Form of Subordinated Convertible Note, dated January 13, 2026, between the Company and Ambrogio D’Arrezzo	S-1	333-293338	10.96	February 10, 2026

4.16	Form of Subordinated Convertible Note, dated January 15, 2026, between the Company and the holder	S-1	333-293338	10.98	February 10, 2026

4.17	Subordinated Convertible Note, dated February 6, 2026, between the Company and Brick Lane Capital Management Limited	S-1	333-293338	10.100	February 10, 2026

		Incorporated by Reference
Exhibit No.	Description	Form	File No.	Exhibit No.	Filing Date

4.18	Pre-Funded Common Stock Purchase Warrant, dated February 6, 2026, by the Company to Indigo Capital LLP.	S-1	333-293338	4.12	February 10, 2026

4.19	Form of Common Warrant	S-1	333-293338	4.13	February 10, 2026

4.20	Form of Pre-Funded Warrant	S-1	333-293338	4.14	February 10, 2026

4.21	Form of Placement Agent Warrant	S-1	333-293338	4.15	February 10, 2026

4.22	Pre-Funded Common Stock Purchase Warrant, dated May 11, 2026, by the Company to Indigo Capital LP	S-1	333-297408	4.23	July 13, 2026

4.23	Form of Pre-Funded Warrant.	S-1	333-297408	4.24	July 13, 2026

4.24	Form of Placement Agent Warrant	S-1	333-297408	4.25	July 13, 2026

5.1**	Opinion of Holland & Hart LLP

23.1**	Consent of WithumSmith+Brown, PC, Independent Registered Public Accounting Firm for the Company.

23.2**	Consent of Holland & Hart LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney (included on the signature page of this registration statement).

107**	Calculation of Filing Fee Table.

† Certain of the exhibits and schedules to these exhibits have been omitted in accordance with Regulation S‑K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

* Filed herewith.

** To be filed by amendment, as an exhibit to a Current Report on Form 8-K or by other applicable filing with the SEC to be incorporated by reference herein.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (ii), (iii) above do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Exchange Act that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser;

i. each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

ii. each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Denver, State of Colorado on October [ ], 2026.

NUBURU, INC.

By:	/s/ Alessandro Zamboni
Name:	Alessandro Zamboni
Title:	Executive Chairman and Co-Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alessandro Zamboni as such person’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement relating to the offering covered by this registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might, or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any substitute therefor, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Position	Date

/s/ Alessandro Zamboni	Executive Chairman and Co-Chief Executive Officer	October 05, 2026
Alessandro Zamboni	(Principal Executive Officer and Principal Financial and Accounting Officer)

/s/ Dario Barisoni	Director and Co-Chief Executive Officer	October 05, 2026
Dario Barisoni

/s/ Shawn Taylor	Director	October 05, 2026
Shawn Taylor

/s/ Matteo Ricchebuono	Director	October 05, 2026
Matteo Ricchebuono